Oncolytics Biotech® Highlights Transformative Pelareorep Survival Data in Multiple Tumors and Commitment to Registration-Enabling Studies

Comparison with multiple landmark first-line metastatic pancreatic ductal adenocarcinoma studies substantiates strong two-year survival benefit of 21.9% vs. 9.2% historical benchmark

Consistent survival benefit compared to standard-of-care chemotherapy in randomized studies in the large HR+/HER2- metastatic breast cancer indication

Data from over 1,100 patients across tumor types reveals a favorable, well-understood safety profile

SAN DIEGO, CA and CALGARY, AB, July 8, 2025 – Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, today announced a strategic update highlighting its compelling clinical data from two tumor types and outlining a sharpened focus on advancing pelareorep, the Company’s intravenously delivered oncolytic virus immunotherapy, into registration-enabling studies.

“We are no longer in the business of funding proof-of-concept studies,” said Jared Kelly, Chief Executive Officer of Oncolytics. “We have meaningful clinical data in hand—not just signals. The survival benefit across multiple tumor types demands a focused approach to take pelareorep directly into registration-enabling trials. We will use our fast-track status to find the most efficient regulatory path forward this summer to advance our platform in a product technology.”

Results from two completed first-line metastatic pancreatic ductal adenocarcinoma (mPDAC) trials demonstrate a strong and consistent efficacy signal showing extremely rare 2-year overall survival rates of 21.9% vs. 9.2% based on pooled data from over 100 patients across two studies evaluating pelareorep combined with a chemotherapy backbone. In addition, a best-in-class 62% objective response rate (ORR) was observed in a single-arm study of pelareorep in combination with a chemotherapy backbone and a checkpoint inhibitor in 13 evaluable patients. These results collectively represent promising efficacy for a therapeutic regimen that includes an immunotherapy in this difficult-to-treat cancer. Currently, there are no approved immunotherapies for first-line treatment of mPDAC.

Clinical results of pelareorep in first-line mPDAC studies
Company (Study)	Description (Patients)	1-Year Survival	2-Year Survival	Notes
Oncolytics (REO 017)	Pelareorep+ Gemcitabine (34 patients)	45% vs. 22%	24% vs. 4%	Disease Control Rate (DCR): 83% vs. 33% Single arm vs. gemcitabine benchmark

Oncolytics (NCI 8601)	Paclitaxel/Carboplatin + Pelareorep (36 patients) vs. Paclitaxel/Carboplatin (37 patients)	34% vs. 28%	20% vs. 6%	Randomized study vs. control arm (excluding crossover)
Oncolytics (REO 029)	Pelareorep+ Gemcitabine/ Nab-Paclitaxel+ Atezolizumab (13 patients)	45% vs. 35%	N/A	ORR: 62% vs. 23% Single arm vs. gemcitabine/ nab-paclitaxel benchmark

Pelareorep’s clinical activity in HR+/HER2- metastatic breast cancer – a large indication with continued significant unmet medical need and no currently approved immunotherapies – has been demonstrated in two randomized phase 2 studies, both of which showed a median overall survival (mOS) benefit of greater than 10 months compared to standard-of-care chemotherapy (IND.213 mOS: 21.0 vs. 10.8 months; BRACELET-1 mOS: not statistically reached; conservative estimate = 32.1 months vs. 18.2 months). In the randomized, controlled BRACELET-1 study, pelareorep combined with paclitaxel yielded a 12.1-month median progression-free survival (PFS) compared to 6.4 months in the paclitaxel alone control arm.

“Pelareorep represents a tipping point for immunotherapy in cold tumors,” said Dr. Thomas Heineman, Chief Medical Officer of Oncolytics. “It is delivering consistent immunologic and clinical responses in multiple tumor types. Most impressively, pelareorep activates the immune system to produce clinical benefits in cancers that are typically unresponsive to immunotherapies like mPDAC and unresectable HR+/HER2- breast cancer, creating new oncology entry points for immune-based combination therapies.”

Data from more than 1,100 patients enrolled in multiple studies across several tumor types affirm that pelareorep has a favorable, well-understood safety profile. The most common treatment-related adverse events (TRAEs) are “flu-like” symptoms, such as fever, chills, headache, fatigue, myalgia, cough, anorexia, nausea, diarrhea, or vomiting, and rarely resulted in clinically significant grade ≥3 TRAEs. Adverse events are typically transient and manageable with over-the-counter medications.

Pelareorep received Fast Track designations from the U.S. Food and Drug Administration (FDA) in 2017 for metastatic breast cancer and in 2022 for mPDAC in combination with chemotherapy and atezolizumab. In 2015, pelareorep also received Orphan Drug Designations from the FDA and European Medicines Agency (EMA) for the treatment of pancreatic cancer.

The Company released a new corporate presentation, available on its website, that provides detailed clinical and translational data.

About Oncolytics Biotech Inc.

Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype – turning “cold” tumors “hot” – through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our plans, objectives and strategies; our focus on advancing pelareorep directly into registration-enabling trials; our plans to use our fast-track status to find the most efficient regulatory path forward this summer to advance our platform in a product technology; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. We may incur expenses or delays relating to events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Owen Blaschak
LifeSci Communications
oblaschak@lifescicomms.com